HIVE Digital Technologies Expands into Paraguay, Launching One of the First Purpose-Built AI BUZZ Cloud Platforms in the Country

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated
October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - January 13, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), a diversified global digital infrastructure company headquartered in San Antonio, Texas, today announced its expansion into Paraguay through a strategic joint venture with Paraguay's leading telecommunications operator.

Through this partnership, HIVE is launching one of the first purpose-built artificial intelligence BUZZ Cloud platforms in Paraguay, located in Asunción and hosted within a Tier III data center operated by the leading telecom provider in Paraguay. The platform is designed to deliver high-performance computing ("HPC") and AI infrastructure intended to serve academic and research institutions, enterprises, financial services firms, and healthcare providers across Paraguay and the broader South American region.

The initial deployment is expected to commence in the first quarter of 2026 and is planned to begin with an enterprise-grade GPU cluster designed to support AI training, inference, and data-intensive workloads. The platform is intended to scale over time in response to customer demand and subject to capital availability, leveraging Paraguay's renewable hydroelectric power, harnessing Paraguay's largest telecommunications operator's national fiber network, and enterprise-grade data center operations.

This expansion builds on HIVE's existing digital infrastructure presence in Paraguay, where the Company has developed and operated Tier I data centers and associated electrical substations supported by access to renewable hydroelectric energy at scale. HIVE views Bitcoin mining as a means of building Tier I data center infrastructure and substations that monetize surplus or stranded electricity, converting energy into economic value. In this framework, each Bitcoin represents a bundle of energy, a concept that has also been articulated by technology leaders such as Elon Musk and Jensen Huang in their discussions of Bitcoin as a form of monetized economic work. The infrastructure required to produce it can serve as a foundational base layer for more advanced digital compute applications, including AI and high-performance computing hosted in Tier III data centers.

HIVE's strategy in Paraguay is anchored in a long-term, multi-year vision to evolve energy-led digital infrastructure into scalable AI and data center capacity. The Company believes the growth of the AI-driven digital economy depends on reliable electricity and high-capacity dark fiber connectivity capable of supporting secure, low-latency data movement. While Tier III data centers capable of hosting GPU-intensive workloads require significantly higher capital investment, HIVE believes its phased approach-beginning with Tier I infrastructure-provides a disciplined and economically efficient pathway toward higher-tier AI-ready facilities.

Paraguay has experienced periods of strong economic expansion in recent quarters, supported by a stable government and a pro-investment policy environment. HIVE believes these conditions, combined with the country's energy profile, provide a constructive backdrop for long-term digital infrastructure investment.

HIVE believes this progression is broadly consistent with the evolution of digital infrastructure observed in Texas, including the San Antonio to West Texas corridor, where development began with Tier I data centers anchored by energy-intensive workloads and later expanded into capital-intensive Tier III facilities capable of supporting advanced enterprise and AI workloads. The Company believes Paraguay may be at a similar early-stage point in this infrastructure development cycle, while recognizing that outcomes will depend on a range of economic and regulatory factors.

The Company expects that continued investment in AI and HPC infrastructure could support downstream economic activity, including potential increased demand for software developers, computer engineers, data scientists, electrical engineers, and other technical professionals, contributing to workforce development over time.

The expansion also reflects Paraguay's ongoing institutional engagement with the United States. On December 15, 2025, U.S. Secretary of State Marco Rubio and Paraguayan Foreign Minister Rubén Ramírez Lezcano signed a Status of Forces Agreement (SOFA) between the United States and Paraguay in Washington, D.C. While SOFAs are a common instrument in U.S. foreign policy with countries such as Germany, Italy, and Japan, the agreement reflects continued bilateral cooperation in areas including security, stability, and law enforcement, which may support broader institutional confidence.

The launch of the BUZZ AI cloud platform is intended to support demand for accelerated computing across South America by enabling organizations to access AI infrastructure operated within a Tier III environment and powered by renewable energy. While future expansions will depend on infrastructure buildout like dark fiber, customer demand, regulatory conditions, and capital availability, HIVE believes conditions in Paraguay are favorable for long-term participation in AI and hyperscale data center development.

Frank Holmes, Executive Chairman of HIVE, said: "Paraguay has been an important operating geography for HIVE, where we have demonstrated how energy-led digital infrastructure can support long-term value creation. This progression is consistent with patterns we have observed in Texas, including around San Antonio, where infrastructure development began with Tier I data centers and later expanded into capital-intensive Tier III facilities capable of hosting advanced AI workloads. We believe Paraguay's economic stability, supportive policy environment, and institutional relationships provide a constructive foundation for continued digital infrastructure development."

Aydin Kilic, President and CEO of HIVE, added: "The launch of AI cloud infrastructure in Asunción represents an initial step toward enabling academia, research institutions, businesses, financial services, and healthcare organizations to access high-performance compute capacity locally. This initiative complements HIVE's existing Tier I data center operations in Paraguay, which currently utilize approximately 300 megawatts, and which, subject to market conditions and approvals, may expand by an additional 100 megawatts in 2026."

HIVE believes that Paraguay's combination of renewable energy resources, stable governance, supportive policy conditions, and growing digital infrastructure positions the country as a potential long-term participant in the South American AI and high-performance computing landscape.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the timing, scale, and expansion of AI and high-performance computing infrastructure; anticipated demand; potential economic and employment impacts; future data center capacity; and energy availability. Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These risks include, but are not limited to, changes in market demand, regulatory developments, capital availability, power pricing, network connectivity, and geopolitical conditions. Readers are cautioned not to place undue reliance on these forward-looking statements.

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